AllPeople

The online marketplace for socially and environmentally responsible shopping.

We aim to curate a trusted and carefully vetted online marketplace for the conscious consumer, while aiming to empower social change through our 5% giveback program and carbon-neutral shipping on every purchase.



AllPeople provides eco-conscious consumers with the ability to purchase everyday products while simultaneously supporting the organizations dear to their hearts. We are a disruptive business model and social movement.

ALLPEOPLE



AllPeople

Consumer trends

01

SAFER PERSONAL PRODUCTS

Consumers seek healthier personal products for their families.

02

BETTER FOR ENVIRONMENT

Consumers want business to be better stewards of the environment.

03

SOCIALLY RESPONSIBLE BUSINESSES

Consumers seek socially responsible businesses that align with their personal values.



Consumers are socially and environmentally conscious

67% of consumers consider a company's social or environmental impact when buying.



33%

67%

64% of consumers say businesses should address social concerns.



36%

64%

2020 Edelman Trust Barometer Report

The problem

Economic inequality has been growing rapidly worldwide.

The top 1% of households hold nearly 40% of the wealth as of 2016.
The bottom 90% controls 23% of the wealth.



The U.S. has the
highest level ever of
wealth inequality
despite the US claiming the title as
the wealthiest country in the world



Many Americans did not rebound from the
2008 housing market crash until recently.
Instead, the economic growth has largely been
concentrated in the
pre-existing wealthy class
who had the capability to exploit the
opportunity the crash provided.

The U.S. Census Bureau

AllPeople

AllPeople can be a force of empowerment

Our goal

To address the ever growing issue of economic inequality and all of the related problems which flow from this large socioeconomic problem.

How to achieve it

We plan to create a community of socially and environmentally conscious customers, while introducing a more democratic equity ownership structure (more to come!). We feel it's important to change the tide of traditional structures where the ownership, control, and profits are concentrated in the "few" vs. the "many".

On WeFunder, we are excited to share the financial opportunities of early stage investing with a large swath of the country which had been previously barred from it.

By integrating charitable giving and equity crowdfunding, AllPeople will incentivize the concerned consumer into becoming the committed citizen.

www.allpeople.co

Consumer trends

We listened to the call of the consumer

01

Product Safety

We provide products that have been independently vetted, rated and certified by independent consumer protection nonprofits to allow consumers to quickly find the healthiest products on the market for humans and the environment.

02

Environmentally Friendly

AllPeople has adapted an environmentally friendly business model by providing eco-friendly products and reducing our carbon footprint during production and transportation.

03

Socially Responsible

AllPeople wishes to be a force for social change through a more democratic equity ownership structure, and greater transparency. We also plan to give back 5% of each purchase to any non-profit of the customer’s choice.


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2
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AllPeople

welcome to

ALLPEOPLE

www.allpeople.co

The trusted online marketplace for healthy products
for you and your family, where every purchase supports your favorite charity.

Concerned consumers



Busy moms



Environmental advocates



Millennials and Gen Z

US E-commerce Market is expected to generate $900 billion in Sales by 2024

This translates into compounded average yearly growth of 9.0%

Unilever forecasts size of sustainable consumer goods market to be more than $1 Trillion in 2020.



Channel partners reach our consumers (note: these are nonprofits we are in conversation with and not formal partners yet)

1. Common Cause (1.2 million supporters)
2. Morro Bay High School (800 families)
3. Los Osos Middle School(250 families)

& More to Come







AllPeople




What makes AllPeople unique?







www.allpeople.co



The value we provide customers is providing the products they trust, and save them time.

HEALTHY
Certified safe products

EASY
Online convenience with up to 7,000 products at competitive pricing

FEELS GOOD
It feels great to support your favorite cause all by being good to yourself

TRUSTED
Referral from a trusted organization

Introducing equity crowdfunding

The secret weapon that will work to solve the ever growing issue of economic inequality.

JOBS Act 2016

a.k.a. the origin of equity crowdfunding

Loosened SEC regulations which gave startup businesses the ability to crowdfund capital for the first time from non-accredited investors, meaning non-millionaires, which equates to 92% of the U.S. adult population.

YET

No company has utilized the true potential of this new legislation. Most companies use equity crowdfunding simply as a fundraising mechanism, with the end goal of cashing out in an acquisition or IPO.

We believe that it can be much more powerful than that.

A new utilization of equity crowdfunding

We plan on being the first 100% customer and employee owned company.

More than a fundraiser.

We will open up early stage investing to 92% of the population of the U.S. to address income inequality on a large scale. Our customers will be able to grow their own wealth and simultaneously be connected with environmentally conscious companies providing consumer staples.

We see the potential.

Equity crowdfunding incentivizes consumers to become more invested in the products they purchase, where they purchase it from, and how that decision impacts the world around them.



AllPeople

Preliminary timeline

June 1st
Website with UNFI Products integrated

August 1st
Hair and Body Care Line

September 1st
Vitamins and Supplements Line

October 1st
Household Cleaning and Grocery Line integrated

January 2021
Partnered with 100 Non-profits within the US

www.allpeople.co

AllPeople

SAFE - Simple Agreement for Future Equity

Advantages to the SAFE investor

During the Series A Preferred Round, the SAFE Investor will receive **preferential pricing** *over the Series A Investor.*

SAFE Investors automatically convert their SAFE to Series A preferred shares once that Round prices and with the proposed valuation cap, will likely receive a sizable discount on the share price at conversion versus the Series A investor.

www.allpeople.co

Investment details



AllPeople

- Entity: WKRELG, Inc. (dba: AllPeople)

- California (CA) - California Benefit Corporation

- Vehicle: Simple Agreement for Future Equity (SAFE)

- Target Raise: $50,000 minimum, $250,000 targeted

- Valuation Cap: $2.5 Million

- Discount: 20%

- Conversion: Automatic Conversion to Series A Preferred Series at the lessor of the Valuation Cap pricing or the Discount pricing.

AllPeople: Income Statement (7-Year Forecast)

Income Statement		Year 1 Forecast	Year 2 Forecast	Year 3 Forecast	Year 4 Forecast	Year 5 Forecast	Year 6 Forecast	Year 7 Forecast
Total Customers								
Revenue								
Revenue - Organic		$ 273,067	$ 871,636	$ 1,214,507	$ 1,535,356	$ 1,940,053	$ 2,407,158	$ 2,511,947
Revenue - Nonprofits		1,503,110	4,366,550	6,741,669	9,104,464	19,892,856	33,203,642	41,800,075
Revenue - Schools		120,116	489,534	1,297,437	7,115,616	16,142,719	23,683,867	28,304,402
Net Revenue		$ 1,896,292	$ 5,727,721	$ 9,253,613	$ 17,755,435	$ 37,975,627	$ 59,294,667	$ 72,616,423
	YOY Growth		202%	62%	92%	114%	56%	22%
Cost of Goods Sold		1,403,700	4,192,691	6,773,645	12,996,978	27,962,896	43,644,412	53,406,417
Gross Margin		$ 492,592	$ 1,535,029	$ 2,479,968	$ 4,758,457	$ 10,012,731	$ 15,650,255	$ 19,210,007
	% of sales	26%	27%	27%	27%	26%	26%	26%
Operating Expenses								
Sales and Marketing		403,450	987,462	1,811,562	2,761,864	4,948,798	7,247,450	9,176,666
	% of sales	21%	17%	20%	16%	13%	12%	13%
General and Administrative		509,127	936,836	1,511,810	1,977,845	2,811,768	3,581,296	4,651,441
	% of sales	27%	16%	16%	11%	7%	6%	6%
Total Operating Expense		$ 912,577	$ 1,924,297	$ 3,323,372	$ 4,739,710	$ 7,760,567	$ 10,828,746	$ 13,828,107
Operating Income		$ (419,984)	$ (389,268)	$ (843,404)	$ 18,747	$ 2,252,164	$ 4,821,509	$ 5,381,900
Interest Expense		-	-	-	-	-	-	-
Taxes		-	-	-	67,883	672,046	1,438,738	1,605,959
Net Income (loss)		$ (419,984)	$ (389,268)	$ (843,404)	$ (49,136)	$ 1,580,118	$ 3,382,770	$ 3,775,941
	% of sales	-22%	-7%	-9%	0%	4%	6%	5%
EBITDA		$ (419,984)	$ (389,268)	$ (843,404)	$ 18,747	$ 2,252,164	$ 4,821,509	$ 5,381,900
Valuation Multiple		-	-	-	-	-	-	14
Valuation		$ -	$ -	$ -	$ -	$ -	$ -	$ 75,346,596

NPV EBITDA Cash Flows	$85,062.25
NPV EBITDA Exit Multiple	$2,806,879.42
NPV	$2,891,941.67

Discount Rate	
	60%

AllPeople: Balance Sheet (7-Year Forecast)

Balance Sheet	Year 1 Forecast	Year 2 Forecast	Year 3 Forecast	Year 4 Forecast	Year 5 Forecast	Year 6 Forecast	Year 7 Forecast	
Assets								
Cash	$ 570,766	$ 1,171,248	$ 327,844	$ 278,708	$ 1,858,826	$ 5,241,597	$ 9,017,537	
Other Current Assets	-	-	-	-	-	-	-	
Total Current Assets	$ 570,766	$ 1,171,248	$ 327,844	$ 278,708	$ 1,858,826	$ 5,241,597	$ 9,017,537	
Net Fixed Assets	$ -	$ -	$ -	$ -	$ -	$ -	$ -	
Total Assets	$ 570,766	$ 1,171,248	$ 327,844	$ 278,708	$ 1,858,826	$ 5,241,597	$ 9,017,537	TRUE
Liabilities								
Accounts Payable	$	$	$	$	$	$	$	
Other Current Liabilities	-	-	-	-	-	-	-	
Total current liabilities	$ -	$ -	$ -	$ -	$ -	$ -	$ -	
Total Notes Payable	$ -	$ -	$ -	$ -	$ -	$ -	$ -	
Total Liabilities	$ -	$ -	$ -	$ -	$ -	$ -	$ -	
Shareholders' Equity								
Common Stock	$ 990,750	$ 1,980,500	$ 1,980,500	$ 1,980,500	$ 1,980,500	$ 1,980,500	$ 1,980,500	
Retained Earnings	(419,984)	(809,252)	(1,652,656)	(1,701,792)	(121,674)	3,261,097	7,037,037	
Total Equity	$ 570,766	$ 1,171,248	$ 327,844	$ 278,708	$ 1,858,826	$ 5,241,597	$ 9,017,537	
Total Liabilities & Shareholders' Equity	$ 570,766	$ 1,171,248	$ 327,844	$ 278,708	$ 1,858,826	$ 5,241,597	$ 9,017,537	

AllPeople: Statement of Cash Flows (7-Year Forecast)

Statement of Cash Flows	Year 1 Forecast	Year 2 Forecast	Year 3 Forecast	Year 4 Forecast	Year 5 Forecast	Year 6 Forecast	Year 7 Forecast
Cash Flows from Operations							
Net Income	$ (419,984)	$ (389,268)	$ (843,404)	$ (49,136)	$ 1,580,118	$ 3,382,770	$ 3,775,941
Changes in:							
Net Cash Flow from Operations	$ (419,984)	$ (389,268)	$ (843,404)	$ (49,136)	$ 1,580,118	$ 3,382,770	$ 3,775,941
Cash Flow from Investing Activities							
Asset purchases	-	-	-	-	-	-	-
Cash Flow from Investing Activities	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Cash Flow from Financing Actitivies							
Debt proceeds/(repayment)	$ -	$ -	$ -	$ -	$ -	$ -	-
Sale of equity	990,750	989,750	-	-	-	-	-
Cash Flow from Financing Activities	$ 990,750	$ 989,750	$ -	$ -	$ -	$ -	$ -
Changes in Cash	$ 570,766	$ 600,482	$ (843,404)	$ (49,136)	$ 1,580,118	$ 3,382,770	$ 3,775,941
Cash at Beginning of Period	$ -	$ 570,766	$ 1,171,248	$ 327,844	$ 278,708	$ 1,858,826	$ 5,241,597
Cash at End of Period	$ 570,766	$ 1,171,248	$ 327,844	$ 278,708	$ 1,858,826	$ 5,241,597	$ 9,017,537

AllPeople: Monthly Net Income (Loss) (7-Year Projection)


Monthly Net Income (Loss)
$400,000
$300,000
$200,000
$100,000
$-
$(100,000)
$(200,000)
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47 49 51 53 55 57 59 61 63 65 67 69 71 73 75 77 79 81 83
Net Income (Loss)

*Figures are only Estimates and are not indicative of future results, nor are they a guarantee of future performance. Projections are hypothetical in nature and for informational purposes only and cannot be relied upon for investment decisions. Actual results may differ and deviate significantly from estimated projections. Investment has significant risk and illiquidity, including complete loss of principal. Investment is not FDIC-insured.

AllPeople: Cash Burn (7-Year Projection)


Cash Burn
$10,000,000
$9,000,000
$8,000,000
$7,000,000
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$-
$(1,000,000)
0
10
20
30
40
50
60
70
80
90
Cash Balance

*Figures are only Estimates and are not indicative of future results, nor are they a guarantee of future performance. Projections are hypothetical in nature and for informational purposes only and cannot be relied upon for investment decisions. Actual results may differ and deviate significantly from estimated projections. Investment has significant risk and illiquidity, including complete loss of principal. Investment is not FDIC-insured.

AllPeople: Monthly Change in Cash (7-Year Projection)


Monthly Change in Cash
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$-
$(200,000)
$(400,000)
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47 49 51 53 55 57 59 61 63 65 67 69 71 73 75 77 79 81 83
Changes in Cash

*Figures are only Estimates and are not indicative of future results, nor are they a guarantee of future performance. Projections are hypothetical in nature and for informational purposes only and cannot be relied upon for investment decisions. Actual results may differ and deviate significantly from estimated projections. Investment has significant risk and illiquidity, including complete loss of principal. Investment is not FDIC-insured.

E-commerce competitive landscape

Knowing that we are entering a very crowded and competitive space, we created a business model that will resonate with consumers and leap-frog the competition on how to quickly build trust.

   

	THRIVE MARKET	Grove COLLABORATIVE	PURE MODERN LIVING	PUBLIC GOODS	ALLPEOPLE
Convenient		●	●		●
Competitive Prices	●	●	●	●	●
Environmentally and Socially Responsible	●	●		●	●
Gives to Non-Profits					●

www.allpeople.co

